RECEIVED
2009 MAR -9 A 11:01

09045552

24 February 2009

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Stop 3-2
450 Fifth Street N.W.
Washington D.C. 20549

BY MAIL

Dear Sirs

United Overseas Land Ltd

SUPPL

RULE 12g3-2(b) No. : 82-2180
- ANNOUNCEMENT

We have pleasure in enclosing for your information, a copy each of the Announcements in respect of the unaudited results and valuation of properties of the Group for the year ended 31 December 2008.

Please be informed that these Announcements are also available at the website of the Singapore Exchange Limited at **http://www.sgx.com.sg**.

Please acknowledge receipt on the duplicate of this letter. Thank you.

Yours faithfully
for UOL GROUP LIMITED

Yeong Sien Seu
Deputy Company Secretary

PROCESSED
MAR 1 2 2009
THOMSON REUTERS

enc.

cc. Mr Dennis Chung, The Bank of New York Mellon Corporation
(Fax No. : 012 1 212 571 3050)

3/10

K:\4Corp Sec\letter\MEDIA\fullyear RESULTS.doc
UOL/3.2.3/(pc/)

华业集团有限公司
UOL Group Limited
Company Registration No. 196300438C
101 Thomson Road #33-00 United Square Singapore 307591
Tel: (65) 6255 0233 Fax: (65) 6252 9822

UNAUDITED FULL YEAR FINANCIAL STATEMENT AND DIVIDEND ANNOUNCEMENT

PART I - INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a)(i) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year

		The Group		
		For the year ended 31 December		
		2008	2007	+/(-)
	Notes	$'000	$'000	%
Continuing operations				
Revenue	A	899,176	709,090	27
Cost of sales		(447,138)	(339,152)	32
Gross profit		452,038	369,938	22
Other income				
- Finance income	B	8,977	9,678	(7)
- Miscellaneous income		5,980	5,062	18
Expenses				
- Marketing and distribution		(34,567)	(25,828)	34
- Administrative		(49,650)	(42,072)	18
- Finance	C	(18,748)	(16,989)	10
- Other operating		(74,384)	(63,483)	17
Share of profit of associated companies	D	64,587	55,253	17
		354,233	291,559	21
Other (losses)/ gains	E	(37,000)	56,549	(165)
Fair value (loss)/ gain on investment properties		(106,794)	590,534	(118)
Profit before income tax	F	210,439	938,642	(78)
Income tax expense	G	(46,277)	(76,825)	(40)
Profit from continuing operations		164,162	861,817	(81)
Discontinued operations				
Profit from discontinued operations	H	-	154	(100)
Total profit		164,162	861,971	(81)
Attributable to:				
Equity holders of the Company	I	147,246	758,915	(81)
Minority interests		16,916	103,056	(84)
		164,162	861,971	(81)

1(a)(ii) Notes to the Income Statement

	The Group		
	For the year ended 31 December		
	2008	2007	+ / (-)
	$'000	$'000	%
A Revenue			
Revenue from property development	379,161	230,442	65
Revenue from property investments	126,104	99,080	27
Gross revenue from hotel operations	339,040	322,941	5
Revenue from management services	24,095	5,428	344
Dividend income	30,776	51,199	(40)
	899,176	709,090	27
B Finance income			
Interest income	6,136	8,339	(26)
Foreign exchange gain (net)	2,841	1,339	112
	8,977	9,678	(7)
C Finance expense			
Interest expense	18,748	16,989	10
D Share of profit of associated companies			
Share of net operating profits of associated companies	61,838	36,849	68
Share of net fair value gain on investment properties of an associated company	2,749	18,404	(85)
	64,587	55,253	17
E Other (losses) / gains			
Fair value reserve transferred to income statements on disposal of / return of capital from available-for-sale financial assets	-	1,190	(100)
Negative goodwill on acquisition of a subsidiary	-	18,089	(100)
Impairment charge on a hotel property under development	(37,000)	-	n.m.
Gain on disposal of subsidiaries		220	(100)
Gain on sale of an investment property		37,050	(100)
	(37,000)	56,549	(165)
F Profit before income tax			
Profit before income tax is stated after charging :			
Depreciation and amortisation	39,700	36,598	8

1(a)(ii) Notes to the Income Statement (continued)

	The Group		
	For the year ended 31 December		
	2008	2007	+ / (-)
	$'000	$'000	%
G Income tax expense			
Tax expense attributable to profit is made up of:			
Profit from current financial year			
From continuing operations			
Current income tax			
- Singapore	26,921	34,223	(21)
- Foreign	7,874	5,254	50
Deferred income tax	11,419	44,856	(75)
	46,214	84,333	(45)
From discontinued operations			
Singapore current income tax	-	23	(100)
Deferred income tax	-	(1)	(100)
	46,214	84,355	(45)
Effect of change in tax rates	(734)	(3,646)	(80)
	45,480	80,709	(44)
Under/ (over) provision in preceding financial years			
From continuing operations			
- Singapore current income tax	(227)	(1,450)	(84)
- Foreign current income tax	27	-	-
- Deferred income tax	997	(2,412)	(141)
From discontinued operations			
- Singapore current income tax	-	3	(100)
- Deferred income tax	-	(9)	(100)
	46,277	76,841	(40)
Tax expense is attributable to:			
- continuing operations	46,277	76,825	(40)
- discontinued operations	-	16	(100)
	46,277	76,841	(40)
H Discontinued operations			
Revenue	-	4,402	(100)
Expenses	-	(4,232)	(100)
Profit before tax from discontinued operations	-	170	(100)
Tax	-	(16)	(100)
Profit after tax from discontinued operations	-	154	(100)
In 2007, the Group disposed its furniture business to a third party for a consideration of $750,000.			
I Profit attributable to equity holders of the Company			
Net profit from operations	251,459	204,631	23
Other & fair value (losses)/ gains (including those of investment properties held by associates), net of tax	(104,213)	554,284	(119)
Net profit attributable to equity holders of the Company	147,246	758,915	(81)

n.m. : Not meaningful

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year

	Notes	The Group		The Company	
		31.12.08	31.12.07	31.12.08	31.12.07
		$'000	$'000	$'000	$'000
ASSETS					
Current assets					
Cash and bank balances		263,866	405,707	25,307	45,818
Trade and other receivables		92,330	80,341	40,037	15,464
Development properties	A	1,274,667	854,039	-	-
Inventories		3,466	3,745	-	-
Available-for-sale financial assets	B	372,392	599,931	371,932	599,471
Other current assets		6,370	25,010	287	1,446
Current income tax assets		2,471	335	-	-
		2,015,562	1,969,108	437,563	662,199
Non-current assets					
Trade and other receivables		148,289	153,171	604,936	562,251
Available-for-sale financial assets	B	323,189	685,979	26,449	39,549
Associated companies		332,181	277,431	112,584	112,584
Subsidiaries		-	-	1,298,728	1,301,487
Investment properties		2,202,260	2,284,659	293,135	420,391
Property, plant and equipment	C	1,029,276	696,635	1,037	1,042
Intangibles		38,398	39,225	-	-
Other assets		-	71,096	-	-
Deferred income tax assets		4,439	5,043	325	-
		4,078,032	4,213,239	2,337,194	2,437,304
Total assets		6,093,594	6,182,347	2,774,757	3,099,503
LIABILITIES					
Current liabilities					
Trade and other payables		142,692	135,666	190,201	333,536
Current income tax liabilities		44,860	117,609	6,389	77,863
Bank overdrafts		137	934	-	-
Bank loans	D	518,166	259,084	160,000	231,100
		705,855	513,293	356,590	642,499
Non-current liabilities					
Bank loans	D	1,037,319	772,947	-	-
3.34% unsecured fixed rate note due 2012		149,629	149,519	149,629	149,519
Unsecured floating rate note due 2012		99,752	99,678	99,752	99,678
Liabilities arising from interest rate swaps		2,121	-	1,805	-
Loans from minority shareholders of subsidiaries		75,984	40,347	-	-
Rental deposits		21,352	21,180	3,205	2,657
Retention monies		9,770	5,862	-	1,357
Provision for retirement benefits		2,112	2,035	-	-
Deferred income tax liabilities		174,468	208,360	55,402	97,974
		1,572,507	1,299,928	309,793	351,185
Total liabilities		2,278,362	1,813,221	666,383	993,684
NET ASSETS		3,815,232	4,369,126	2,108,374	2,105,819
Capital & reserves attributable to equity holders of the Company					
Share capital		1,075,315	1,075,266	1,075,315	1,075,266
Reserves	E	359,386	939,699	199,911	411,251
Retained earnings		1,960,003	1,932,165	833,148	619,302
		3,394,704	3,947,130	2,108,374	2,105,819
Minority interests		420,528	421,996	-	-
TOTAL EQUITY		3,815,232	4,369,126	2,108,374	2,105,819

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year (continued)

Notes to the Balance Sheet

A Development properties

The increase is primarily due to the acquisition of the land parcel at Simei Street 4 for $236.1 million and completion of the enbloc purchase of two properties at Spottiswoode Park for an aggregate sum of $211.5 million.

B Available-for-sale financial assets

The quoted available-for-sale financial assets are stated at their fair values based on the quoted closing bid prices as at balance sheet date. The decrease in value as at 31 December 2008 is due to the decline in the closing bid prices of the relevant quoted equity shares.

C Property, plant and equipment

The increase relates mainly to:
- completion of acquisition of land parcel and construction works at Upper Pickering Street;
- reclassification of land cost for the project in Tianjin, China from Development Properties to Property, Plant and Equipment; and
- addition and alteration works to certain of the Group's hotels.

D Bank loans

The increase in borrowings was used principally for the purchase of development properties (see Note A above).

E Reserves

The decrease in reserves is due mainly to the decrease in fair value of available-for-sale financial assets (see Note B above).

1(b)(ii) Aggregate amount of group's borrowings and debt securities

	As At 31.12.08		As At 31.12.07	
	Secured	Unsecured	Secured	Unsecured
	$'000	$'000	$'000	$'000
Amount repayable in one year or less, or on demand	4,556	513,807	16,252	243,766
Amount repayable after one year	1,040,317	325,984	698,214	366,126

Details of any collateral

The borrowings are secured by mortgages on the borrowing subsidiaries' investment properties, hotel properties, development properties for sale and/or assignment of all rights and benefits with respect to the properties and/or corporate guarantees from the Company or other group subsidiaries.

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year

Consolidated Cash Flow Statement for the year ended 31 December

	Notes	The Group 2008 $'000	The Group 2007 $'000
Cash flows from operating activities			
Total profit		164,162	861,971
Adjustments for:			
Non-cash items		(34,362)	(19,023)
Income tax expense		46,277	76,841
Negative goodwill on acquisition of a subsidiary		-	(18,089)
Impairment charge on a hotel property		37,000	-
Fair value loss/ (gain) on investment properties		106,794	(590,534)
Property, plant and equipment written off and net loss on disposals		1,483	2,944
Fair value reserve transferred to income statements on disposal of an available-for-sale financial asset		-	(1,190)
Gain on disposal of a subsidiary		-	(220)
Gain on sale of an investment property		-	(37,050)
Interest expense		18,748	16,989
Investment and interest income		(36,912)	(59,539)
Operating cash flow before working capital changes		303,190	233,100
Change in operating assets and liabilities, net of effects from purchase and disposal of subsidiaries			
Receivables		41,647	(34,500)
Development properties	(i)	(505,024)	(285,516)
Inventories		279	(94)
Rental deposits		5,296	4,147
Payables		(7,060)	40,810
		(464,862)	(275,153)
Cash used in operations		(161,672)	(42,053)
Income tax paid	(ii)	(108,530)	(21,243)
Retirement benefits paid		(135)	(73)
Release of fixed deposits pledged as security		-	2,837
Net cash used in operating activities		(270,337)	(60,532)
Cash flows from investing activities			
Proceeds from liquidation of available-for-sale financial assets		15	12
Proceeds from return of capital from available-for-sale financial assets		-	3,055
Net proceeds from disposal of available-for-sale financial assets		-	2,715
Payment for purchase of land parcel		-	(71,096)
Payment for interests in associated companies		-	(546)
Loans to associated companies		(17,106)	(69,658)
Payment to minority shareholders for purchase of shares in subsidiaries		-	(7,395)
Payment for a subsidiary's right issue		-	(30,272)
Purchase of property, plant and equipment and investment properties	(iii)	(292,138)	(110,608)
Purchase of available-for-sale financial assets		(13,463)	(19,429)
Net proceeds from disposal of property, plant & equipment and investment properties		169	176,110
Acquisition of a subsidiary, net of cash acquired		-	3,232
Proceeds from disposal of a subsidiary, net of cash disposed		-	704
Repayment of loans from an associated company		-	3,426
Retention monies withheld		4,050	2,585
Interest received		6,978	9,573
Dividend received		40,581	47,058
Net cash used in investing activities		(270,914)	(60,534)

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year (continued)

Consolidated Cash Flow Statement for the year ended 31 December (continued)

	Notes	The Group 2008 $'000	The Group 2007 $'000
Cash flows from financing activities			
Proceeds from issue of shares		49	3,279
Net proceeds from issue of shares to minority shareholders of subsidiaries		2,090	27,560
Net proceeds from a subsidiary's right issue to minority shareholders of the subsidiary		-	72,644
Redemption of shares from minority shareholders of subsidiaries		-	(14,700)
Proceeds from issuance of unsecured fixed/floating notes		-	250,000
Loans from minority shareholders of subsidiaries	(iv)	42,017	3,817
Net borrowings	(v)	529,901	252,111
Repayment of loan from minority shareholders of a subsidiary		(6,262)	(3,360)
Expenditure relating to bank borrowings		(3,364)	(1,512)
Interest paid		(38,882)	(38,788)
Dividends paid to shareholders of UOL Group Limited		(119,408)	(119,236)
Dividends paid to minority shareholders of subsidiaries		(5,934)	(32,642)
Net cash provided by financing activities		400,207	399,173
Net (decrease)/ increase in cash and cash equivalents		(141,044)	278,107
Cash and cash equivalents at the beginning of the financial year		404,773	126,666
Cash and cash equivalents at the end of the financial year	(vi)	263,729	404,773

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year (continued)

Notes to the Consolidated Cash Flow Statement

i. Development properties

This includes:
- progressive payments for the construction costs of various residential projects;
- acquisition of two freehold properties at Spottiswoode Park; and
- acquisition of a 99-year leasehold land parcel at Simei Street 4.

ii. Income tax paid

During the year, the Company paid tax amounting to $71 million on the gain on sale of shares in United Overseas Bank Limited in 2004.

iii. Purchase of property, plant and equipment and investment properties

The increase relates mainly to:
- purchase of land parcel and construction works at Upper Pickering Street;
- addition and alteration works to certain of the Group's hotels ;
- progress payments for the construction and retrofitting of Pan Pacific Serviced Suites, a newly redeveloped serviced apartment at Somerset Road; and
- progress payments for the One Residency serviced apartments in Kuala Lumpur, Malaysia.

iv. Loans from minority shareholders of subsidiaries

The loans from minority shareholders of subsidiaries were used principally to finance the acquisition of the land parcel at Simei Street 4.

v. Net borrowings

The increase in borrowings was used principally for the purchase of the land parcel at Simei Street 4 and the properties at Spottiswoode Park.

vi. Cash and cash equivalents

For the purposes of the consolidated cash flow statement, the consolidated cash and cash equivalents comprise the following:

	The Group	
	2008	2007
	$'000	$'000
Fixed deposits with financial institutions	180,631	232,882
Cash at bank and on hand	83,235	172,825
Cash and bank balances per balance sheet	263,866	405,707
Bank overdrafts	(137)	(934)
Cash and cash equivalents per consolidated cash flow statement	263,729	404,773

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year

Group Statement of Changes in Equity for the year ended 31 December 2008

	Share Capital	Reserves	Retained Earnings	Minority Interests	Total
	$'000	$'000	$'000	$'000	$'000
The Group					
Balance at 1 January 2008	1,075,266	939,699	1,932,165	421,996	4,369,126
Fair value losses on available-for-sale financial assets	-	(558,800)	-	(1,593)	(560,393)
Currency translation differences	-	(20,684)	-	(12,899)	(33,583)
Fair value losses on cash-flow hedges	-	(1,691)	-	(48)	(1,739)
Net losses recognised directly in equity	-	(581,175)	-	(14,540)	(595,715)
Net profit for the financial year	-	-	147,246	16,916	164,162
Total recognised (losses)/ gains for the financial year	-	(581,175)	147,246	2,376	(431,553)
Employee share option scheme					
- value of employee services	-	862	-	-	862
- proceeds from shares issued	49	-	-	-	49
Other changes in minority interest	-	-	-	2,090	2,090
Dividends relating to 2007	-	-	(119,408)	(5,934)	(125,342)
Balance at 31 December 2008	1,075,315	359,386	1,960,003	420,528	3,815,232
The Group					
Balance at 1 January 2007	1,071,987	1,170,697	913,320	293,547	3,449,551
Effects of adopting FRS 12/40	-	(413,431)	379,166	(2,079)	(36,344)
	1,071,987	757,266	1,292,486	291,468	3,413,207
Change in tax rates	-	9,641	-	187	9,828
Fair value gains on available-for-sale financial assets	-	154,003	-	169	154,172
Net revaluation surplus on properties	-	16,959	-	-	16,959
Net fair value gain arising from the transfer of owner-occupied property to investment properties	-	429	-	117	546
Currency translation differences	-	506	-	760	1,266
Net gains recognised directly in equity	-	181,538	-	1,233	182,771
Net profit for the financial year	-	-	758,915	103,056	861,971
Total recognised gains for the financial year	-	181,538	758,915	104,289	1,044,742
Employee share option scheme					
- value of employee services	-	895	-	-	895
- proceeds from shares issued	3,279	-	-	-	3,279
Rights issue of a subsidiary company	-	-	-	42,372	42,372
Issue of shares to minority shareholders	-	-	-	27,560	27,560
Other changes in minority interest	-	-	-	(11,051)	(11,051)
Dividends relating to 2006	-	-	(119,236)	(32,642)	(151,878)
Balance at 31 December 2007	1,075,266	939,699	1,932,165	421,996	4,369,126

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year (continued)

Company Statement of Changes in Equity for the year ended 31 December 2007

	Share Capital	Reserves	Retained Earnings	Total
	$'000	$'000	$'000	$'000
The Company				
Balance at 1 January 2008	1,075,266	411,251	619,302	2,105,819
Fair value losses on available-for-sale financial assets	-	(210,722)	-	(210,722)
Fair value losses on cash-flow hedges	-	(1,480)	-	(1,480)
Net losses recognised directly in equity	-	(212,202)	-	(212,202)
Net profit for the financial year	-	-	333,254	333,254
Total recognised (losses)/ gains for the financial year	-	(212,202)	333,254	121,052
Employee share option scheme				
- value of employee services	-	862	-	862
- proceeds from shares issued	49	-	-	49
Dividends relating to 2007	-	-	(119,408)	(119,408)
Balance at 31 December 2008	1,075,315	199,911	833,148	2,108,374

	Share Capital	Reserves	Retained Earnings	Total
The Company				
Balance at 1 January 2007	1,071,987	489,121	313,699	1,874,807
Effects of adopting FRS 12/40	-	(127,045)	121,878	(5,167)
	1,071,987	362,076	435,577	1,869,640
Change in tax rate	-	8,990	-	8,990
Fair value gains on available-for-sale financial assets	-	39,290	-	39,290
Net gains recognised directly in equity	-	48,280	-	48,280
Net profit for the financial year	-	-	302,961	302,961
Total recognised gains for the financial year	-	48,280	302,961	351,241
Employee share option scheme				
- value of employee services	-	895	-	895
- proceeds from shares issued	3,279	-	-	3,279
Dividends relating to 2006	-	-	(119,236)	(119,236)
Balance at 31 December 2007	1,075,266	411,251	619,302	2,105,819

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

During the financial year, the issued share capital was increased as follows:

Issued capital as at 1 January 2008	796,055,154
Issue of ordinary shares arising from the exercise of:	
2004 Options granted under the UOL 2000 Share Option Scheme	5,000
2006 Options granted under the UOL 2000 Share Option Scheme	12,000
Issued capital as at 31 December 2008	796,072,154

The following number of ordinary shares may be issued upon the exercise of the subscription rights in full by holders of the:

	31.12.08	31.12.07
Options granted under the UOL 2000 Share Option Scheme :		
- 2002 Options during the option period from 27 June 2003 to 26 June 2012 at the exercise price of $1.81 per share	42,000	42,000
- 2003 Options during the option period from 27 June 2004 to 26 June 2013 at the exercise price of $2.05 per share	190,000	190,000
- 2004 Options during the option period from 21 May 2005 to 20 May 2014 at the exercise price of $2.28 per share	222,000	227,000
- 2005 Options during the option period from 09 May 2006 to 08 May 2015 at the exercise price of $2.23 per share	192,000	192,000
- 2006 Options during the option period from 18 May 2007 to 17 May 2016 at the exercise price of $3.21 per share	515,000	545,000
- 2007 Options during the option period from 16 March 2008 to 15 March 2017 at the exercise price of $4.91 per share	1,010,000	1,094,000
- 2008 Options during the option period from 7 March 2009 to 6 March 2018 at the exercise price of $3.68 per share	1,314,000	-
	3,485,000	2,290,000

1(d)(iii) To show the total number of issued shares excluding treasury shares as at the end of the current financial period and as at the end of the immediately preceding year.

	The Company	
	31.12.08	31.12.07
Total number of issued shares	796,072,154	796,055,154

1(d)(iv) A statement showing all sales, transfers, disposal, cancellation and/or use of treasury shares as at the end of the current financial period reported on

Not applicable.

2 Whether the figures have been audited, or reviewed and in accordance with which standard (e.g. the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements), or an equivalent standard)

The figures have neither been audited nor reviewed by the Company's auditors.

3 Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter)

Not applicable.

4 Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied

The Group has applied the same accounting policies and methods of computation in the financial statements for the current financial period as those of the audited financial statements for the year ended 31 December 2007.

5 If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of the change

Not applicable.

6 Earnings per ordinary share of the group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends

	The Group	
	2008	2007
	cents	cents
Earnings per ordinary share for profit from continuing operations for the financial year ended 31 December		
(i) Based on weighted average number of ordinary shares in issue	18.50	95.38
(ii) On a fully diluted basis	18.49	95.31
Earnings per ordinary share for profit from discontinued operations for the financial year ended 31 December		
(i) Based on weighted average number of ordinary shares in issue	-	0.02
(ii) On a fully diluted basis	-	0.02

Earnings per share is calculated by reference to the weighted average number of ordinary shares in issue during the period.

For the purposes of calculating diluted earnings per share, the weighted average number of shares in issue is adjusted to take into account the dilutive effect arising from the outstanding options granted to employees, where such shares would have been issued at a price lower than market value.

7 Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current period reported on and (b) immediately preceding financial year

	The Group		The Company	
	31.12.08	31.12.07	31.12.08	31.12.07
Net asset value per ordinary share	$4.26	$4.96	$2.65	$2.65
Net tangible asset backing per ordinary share	$4.22	$4.91	$2.65	$2.65

8 A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. The review must discuss any significant factors that affected the turnover, costs and earnings of the group for the current financial period reported on, including (where applicable) seasonable or cyclical factors. It must also discuss any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.

Group revenue in 2008 increased by S$190.1 million or 27% to S$899.2 million from S$709.1 million in 2007. The increase in revenue came largely from property development with the progressive recognition of revenue from the sale of the Group's development properties including those from Panorama and Breeze by the East which were launched in 2008. Revenue from property investments also improved due to higher average rental rates for the Group's investment properties and contribution from the Pan Pacific Serviced Suites which opened in April 2008. Revenue from hotel operations was higher due to higher average room rates achieved by the hotels in Singapore, Australia and Vietnam. In the absence of special dividend from certain available-for-sale financial assets, dividend income decreased as compared to the preceding year.

Cost of sales has increased as a larger proportion of sales was from property development which has a higher cost margin. Marketing and distribution expenses has increased mainly due to expenses incurred for the launch of Panorama and Breeze by the East and write off of costs relating to showflats for residential projects.

The share of profits of associated companies was higher, reflecting their better performances. The increase was attributed to the share of progressive recognition of profit from the sale of units in one north residences and Nassim Park Residences and better performance by Marina Centre Holdings Pte Ltd which owns Marina Square.

During the fourth quarter 2008, the Group recorded an impairment charge of S$37.0 million for its Upper Pickering development as the projected carrying value exceeded the estimated fair value.

The Group's investment properties were valued by a firm of independent valuers on 31 December 2008 and a fair value loss of S$106.8 million was recognised in the income statement.

The Group's pre-tax profit before fair value and other gains/(losses) for the year ended 31 December 2008 was S$354.2 million, an increase of 21% compared to the profit of S$291.6 million achieved in 2007. The increase was due mainly to higher income from property development, hotel operations, property investments and associated companies. After deducting fair value loss on investment properties and other losses, the Group's pre-tax profit in 2008 was S$210.4 million, a 78% decline as compared with the profit of S$938.6 million in 2007. In 2008, the Group recognised a fair value loss on investment properties of S$106.8 million against a gain of S$590.5 million in 2007. As a consequence, the Group's attributable profit in 2008 dropped by 81% to S$147.2 million.

The Group shareholders' funds decreased from S$3.95 billion at 31 December 2007 to S$3.39 billion as at 31 December 2008. The decline was due mainly to fair value losses on available-for-sale financial assets charged against the fair value reserve. Consequently the net tangible asset per ordinary share of the Group decreased from S$4.91 as at 31 December 2007 to S$4.22 as at 31 December 2008. The Group's gearing ratio increased to 42% as at 31 December 2008 from 21% as at 31 December 2007.

9 Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results

Nil.

10 A commentary at the date of this announcement of the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months

The world economic crisis has worsened since the last quarter of 2008, with sharp declines in global demand, trade and investments. As an open economy, Singapore has not been spared and the forecast is for the economy to contract between 2.0 to 5.0% in 2009.

Given the bearish environment, office and retail rentals are expected to face downward pressure in the wake of weak demand. Similarly, buying sentiment in the residential property market is expected to remain weak and prices, especially for those in the high-end segment, are likely to soften further. The decline in consumer and business confidence will also have an adverse impact on the tourism sector in Singapore and the Asia Pacific region as both business and leisure travel are curtailed.

In the challenging business climate, the Group will continue to focus on cost management and improving operational efficiency and service quality.

11 Dividend

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on?

Name of dividend	:	First & Final
Dividend Type	:	Cash
Dividend Rate	:	7.5 cents per ordinary share
Tax Rate	:	Not applicable (one-tier)

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year?

Name of dividend	:	First & Final	Special
Dividend Type	:	Cash	Cash
Dividend Rate	:	10.0 cents per ordinary share (one-tier)	5.0 cents per ordinary share (one-tier)
Tax Rate	:	Not applicable (one-tier)	Not applicable (one-tier)

(c) Date payable

First & Final	:	Subject to shareholders' approval for payment of the First & Final Dividend on 21 May 2009

(d) Books closure date

NOTICE IS HEREBY GIVEN that the Transfer Books and Register of Members will be closed from 8 May 2009 to 11 May 2009, both dates inclusive, for the preparation of dividend warrants. Duly completed transfers received by our Share Registrar, Boardroom Corporate & Advisory Services Pte. Ltd, 3 Church Street, #08-01, Samsung Hub, Singapore 049483, up to close of business at 5.00 pm on 7 May 2009 will be registered to determine entitlements to the above dividends. In respect of shares in securities accounts with The Central Depository (Pte) Limited ("CDP"), the said first and final dividend will be paid by the Company to CDP which will in turn distribute the dividend entitlements to holders of shares in accordance with its practice.

12 If no dividend has been declared/recommended, a statement to that effect

Not applicable.

13 Segmented revenue and results for business or geographical segments (of the group) in the form presented in the issuer's most recently audited annual financial statements, with comparative information for the immediately preceding year

		Group Revenue Year ended		Group Profit Year ended	
		31.12.08	31.12.07	31.12.08	31.12.07
		$'000	$'000	$'000	$'000
(a)	Business Segments				
	From continuing operations				
	Property development	379,161	230,442	121,719	70,830
	Property investments	126,104	99,080	72,864	59,427
	Hotel operations	339,040	322,941	69,728	60,888
	Management services	24,095	5,428	6,073	3,168
	Investments	30,776	51,199	30,720	50,944
		899,176	709,090	301,104	245,257
	Other miscellaneous gains			5,980	5,062
	Other (losses)/ gains			(37,000)	56,549
	Fair value (loss)/ gain on investment properties			(106,794)	590,534
	Unallocated expenses			(7,667)	(6,702)
				155,623	890,700
	Finance income			8,977	9,678
	Finance expense			(18,748)	(16,989)
	Share of profit of associated companies			64,587	55,253
	Profit before income tax			210,439	938,642
	Income tax expense			(46,277)	(76,825)
	Net profit			164,162	861,817
	From discontinued operations				
	Trading and retail operations	-	4,402	-	(9)
				-	(9)
	Other miscellaneous gains			-	179
	Profit before income tax			-	170
	Income tax expense			-	(16)
	Net profit			-	154
(b)	Geographical Segments				
	From continuing operations				
	Singapore	645,032	481,665	104,060	847,304
	Australia	104,025	96,643	22,465	17,342
	Vietnam	41,198	37,068	16,219	12,754
	Malaysia	54,584	41,351	5,831	5,823
	The People's Republic of China	44,207	44,745	6,149	7,004
	Myanmar	5,986	5,567	(134)	(1,149)
	Others	4,144	2,051	1,033	1,622
		899,176	709,090	155,623	890,700
	Finance income			8,977	9,678
	Finance expense			(18,748)	(16,989)
	Share of profit of associated companies			64,587	55,253
	Profit before income tax			210,439	938,642
	Income tax expense			(46,277)	(76,825)
	Net profit			164,162	861,817
	From discontinued operations				
	Singapore	-	4,402	-	170
	Profit before income tax			-	170
	Income tax expense			-	(16)
	Net profit			-	154

14 In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments

Please refer to paragraph 8.

15 A breakdown of sales

	The Group		
	For the year ended		
	31.12.08	31.12.07	Increase/ (decrease)
	$'000	$'000	%
(a) Sales reported for first half year			
- Continuing operations	371,052	344,699	8
- Discontinued operations	-	2,625	(100)
	371,052	347,324	7
(b) Profit after tax before deducting minority interests reported for first half year			
- Continuing operations	207,384	409,376	(49)
- Discontinued operations	-	21	(100)
	207,384	409,397	(49)
(a) Sales reported for second half year			
- Continuing operations	528,124	364,391	45
- Discontinued operations	-	1,777	(100)
	528,124	366,168	44
(b) Profit after tax before deducting minority interests reported for second half year			
- Continuing operations	(43,222)	452,441	(110)
- Discontinued operations	-	133	(100)
	(43,222)	452,574	(110)

16 A breakdown of total annual dividend (in dollar value) for the issuer's latest full year and its previous full year

	Latest Full Year	Previous Full Year
	$'000	$'000
Ordinary one-tier dividend	59,705	79,605
Special one-tier dividend	-	39,803
	59,705	119,408
Preference	-	-
Total	59,705	119,408

CONFIRMATION BY DIRECTORS

The Board of Directors of the Company hereby confirm that, to the best of their knowledge, nothing has come to the attention of the Board of Directors which may render the unaudited consolidated financial results for the year ended 31 December 2008 to be false or misleading.

BY ORDER OF THE BOARD

Foo Thiam Fong Wellington
Company Secretary
24 February 2009

END